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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2015

Washington DC
404

SEC FILE NUMBER
8-68233

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____1/01/2014____ AND ENDING ____12/31/2014____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foros Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

461 Fifth Avenue, 17th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Powell   (212) 340-7000

(Area Code -- Telephone Number)

OFFICIAL USE ONLY

FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I   Robert Powell   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Foros Securities LLC_____ , as
of _December 31,_____ , 2014____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions

_____

Signature

Chief Operating Officer - General Counsel
Title

Notary Public

DIANE A. GADDY
Notary Public, State of New York
No. 01GA4921590
Qualified in Bronx County
Commission Expires February 28, 20 18

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOROS SECURITIES LLC

CONTENTS

December 31, 2014



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Foros Securities LLC

We have audited the accompanying statement of financial condition of Foros Securities LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Foros Securities LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2015

New York | New Jersey | Pennsylvania | California | Cayman Islands

EisnerAmper is an independent member of PKF International Limited

FOROS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	5,012,183
Fees receivable		308,713
Due from member		62,200
Other assets		37,985
	$	5,421,081

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	3,022,017
Deferred revenue		233,333
Due to Parent		389,804
Total liabilities		3,645,154
Member's equity		1,775,927
	$	5,421,081

FOROS SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2014

---

1. Nature of business

Foros Securities LLC (the "Company") is an entity organized under the laws of the state of Delaware on May 5, 2009. The firm primarily provides consulting services on mergers, acquisitions, divestitures, joint ventures, restructurings, reorganizations, capital raising activities, private placements, defensive strategies and similar transactions.

The Company is a wholly-owned subsidiary of Foros Advisors LLC (the "Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statement is presented in U.S. Dollars and has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

This financial statement was approved by management and available for issuance on February 24, 2015. Subsequent events have been evaluated through this date.

Cash

Cash aggregating approximately $5,012,000 consists of cash and money market accounts which are held by a New York financial institution.

Opinion and Transaction Success Fees

Opinion and transaction success fees are recognized as earned.

Retainer Fees

Retainer fees are recognized as earned on a pro rata basis over the period for which the services are provided.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to taxes on its income. The Company's Sole Member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3

FOROS SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2014

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

3. Related party transactions

Pursuant to an administrative services agreement with its Parent, the Company recognizes rent and other general and administrative expenses based on the terms and conditions stipulated in the agreement.

As of December 31, 2014, the balance due to the Parent under these arrangements was approximately $390,000.

As of December 31, 2014, approximately $62,000 was due from the member of the Company.

As of December 31, 2014, approximately $2,950,000 was payable to the Parent as reimbursement for bonuses to be paid for services provided for the year ended December 31, 2014 and is included in accounts payable and accrued expenses.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $1,367,000, which was approximately $1,140,000 in excess of its minimum computed net capital requirement of approximately $227,000.

5. Exemption From Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

6. Concentrations of credit risk

The Company maintains its cash balances in a bank account at a financial institution, and at times the balance may exceed the federally insured limit. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Due to the predominantly transactional nature of the Company's business, the revenues were attributable to a limited group of customers.